UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of August, 2006

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

Monday, 31 July 2006

COLES MYER STRATEGIC UPDATE

Coles Myer will take the next steps in its journey towards sustainable long-term growth with a new name, new branding and a new business focused on customers' everyday shopping needs.

CEO John Fletcher said today the Group would drive sales and earnings growth by further simplifying its business to invest in stores and customers' shopping experience.

Key highlights include:

  renaming and rebranding the company to Coles Group Limited*, comprising three businesses;

  creation of a new, integrated everyday needs business comprising food, liquor, fuel and general merchandise under one umbrella Coles brand;

  spending $60 million to improve the customer experience in supermarkets, and,

  increasing investment in Target and Officeworks.

Mr Fletcher said Coles Myer had become a better retailer over the last five years, doubling shareholder value by fixing its non-food brands, growing Food and Liquor, leveraging the scale of the Group and replacing the costly shareholder discount program.

The business had made good progress with transforming its supply chain, internal systems and processes, and team culture, enabling it to build a bridge to long-term sustainable growth with common systems and a common culture.

"We have spent the last nine months researching our customers, team members, suppliers and the world's best retailers to ensure there is overlap between our current and next strategic direction," Mr Fletcher said.

"During this time it has become clear that two key themes - customer intimacy and simplification - will drive future growth, enabling us to direct additional resources and focus to engaging our customers with better service, more convenience, and better products and rewards."

Mr Fletcher said the new Group name reflected a business which had already begun the journey of simplification, with the sale of Myer enabling greater focus on its 'everyday needs' businesses, and the restructure of its Supermarkets division which had removed duplication and management layers.

"With our turnaround program now complete, and transformation well underway, we are now ready to take our next strategic steps," he said.

New business model

Mr Fletcher said Coles Myer would be renamed to Coles Group Limited*, comprising three businesses - Target, Officeworks and a new integrated everyday needs business comprising food, liquor, fuel and general merchandise and leveraging the icon 'Coles' brand.

The new everyday needs business would aspire to become first for customers' everyday shopping needs with:

  better service in stores

  more convenience through an expanded range of tailored store formats, managed from a 'whole of business' perspective, and offering a common customer shopping experience new and exciting product ranges tuned to customers' local needs, and enhanced rewards for loyal customers.

The new everyday needs business would over time embrace Coles Supermarkets, Bi-Lo, Coles Myer Liquor Group, Coles Express and Kmart, serving customers through more than 2,200 stores in multiple formats across food, liquor, convenience and general merchandise under the umbrella brand of Coles.

While the number of brands would be reduced over time as the businesses were integrated, the aggregate number of stores currently operated by them, the number of team members working in them and the range of products offered by them would increase.

The business would move progressively to integrate merchandising, marketing, operations and retail support functions, with costs reduced above stores in order to re-invest in stores and add additional value to customers. Full integration would not take place for at least 12 months.

Mr Fletcher said: "Key to the new everyday needs business will be the creation of a lean and innovative culture in which stores are 'heroes', and where team members are empowered to deliver great service and products to customers."

The discount department store format would be a key element of the new everyday needs business, sourcing general merchandise and apparel for all everyday needs business' store formats. Kmart would accelerate its program of store refurbishments and development of new key categories, including new home brands, and direct sourcing would continue to be expanded.

Target would continue to be the fashion value alternative to specialty stores by maintaining its strategy of differentiation in product, marketing and the instore experience. The business would continue to build on its core competencies of apparel, footwear and homewares, and invest in network expansion.

Officeworks would continue to build and expand key categories including stationery, consumables and print. The business would also focus on improving the instore experience with refurbishment of stores, and expansion of its network. Driving efficiencies in this multi-channel business would be a key part of Officeworks' strategic next steps.

New Coles Group - first initiatives

Mr Fletcher said in FY07, Coles Myer would:

  introduce a new corporate identity for the renamed Coles Group Limited*

  invest $850 million in more and better stores

  spend $60 million in improving customer service in supermarkets with more team members in stores, more trolleys, and cleaner, brighter stores launch new products including further housebrand innovation convert Bi-Lo to Coles, and the NSW Theo's brand to other brands in the liquor portfolio enhance the customer reward offer

  establish better links to communities with the launch of a new "Coles Community Fund", focused on lifelong learning, health and wellbeing, and the environment, and begin the integration of the everyday needs businesses and simplification of back office processes

Mr Fletcher said these changes would be managed in a disciplined manner through an already-established Program Management Office, which would oversee sequencing of initiatives and balance financial and organisational capacity for change.

Shareholder Value

Mr Fletcher said that the Group's FY06 guidance of $785 million NPAT pre the sale of Myer remained unchanged. The profit on sale of Myer was expected to be approximately $600 million.

"The Group will also make a provision of up to $300 million against FY06 earnings to largely cover the cost of strategic initiatives," Mr Fletcher said.

Meanwhile, the comparative sales growth trend in Q4 was continuing to improve in food and liquor.

FY07 would be a year of transition, with the business delivering underlying earnings and EPS growth. Headline earnings would be impacted by the cost of the transformation program peaking in FY07, and funding of the strategic initatives which required a significant operating and capital investment beyond the provision. Net capital expenditure for the year would amount to $1.2 billion.

Further guidance would be provided at the full-year profit announcement on September 21 2006.

Further enquiries:

Media Scott Whiffin 03 9829 5548

Analysts John Di Tirro 03 9829 4521

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date August 1, 2006